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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Depierro, John, S.		04/29/2003
	333 Route 46 West, Suite 101 (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Eclipsys Corporation (ECLP)		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Mountain Lakes, NJ 07046 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		Executive V. P.
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Incentive Stock Option (right to buy)		Footnote 1	08/12/12		Common Stock	25,000		$6.43000		D

	Incentive Stock Option (right to buy)		Footnote 2	05/26/10		Common Stock	55,000		$6.43800		D

	Incentive Stock Option (right to buy)		Footnote 3	07/11/10		Common Stock	75,000		$8.25000		D

	Incentive Stock Option (right to buy)		Footnote 4	10/15/09		Common Stock	20,000		$15.1250		D

	Incentive Stock Option (right to buy)		Footnote 5	03/22/09		Common Stock	10,000		$23.3750		D

	Non-Qualified Stock Option (right to buy)		Footnote 6	09/27/11		Common Stock	30,000		$13.2000		D

Explanation of Responses:

1.  Options vest 2.777% on a monthly basis commencing on the first anniversary of the grant date (August 12,2003) and become fully vested on the third anniversary of the grant date (August 12, 2005).
2.  Options vest 2.777% on a monthly basis commencing on the first anniversary of the grant date (May 26, 2001) and become fully vested on the third anniversary of the grant date (May 26, 2003).
3.  Options vest 2.777% on a monthly basis commencing on the first anniversary of the grant date (July 11, 2001) and become fully vested on the third anniversary of the grant date (July 11, 2003).
4.  Options vest 2.777% on a monthly basis commencing on the first anniversary of the grant date (October 15, 2000) and become fully vested on the third anniversary of the grant date (October 15, 2002).
5.  Options vest 4.666% on a monthly basis commencing on the first anniversary of the grant date (March 22, 2000)and become fully vested on the second anniversary of the grant date (March 22, 2001).
6.  Options vest 4.1666% on a monthly basis commencing on the first anniversary of the grant date (September 27, 2001) and become fully vested on the second anniversary of the grant date (September 27, 2003).

Brent A. Friedman (under a Power of Attorney)	4/29/2003
**Signature of Reporting Person Attorney-in-Fact	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                       POWER OF ATTORNEY

    Know all by these presents, that the undersigned hereby constitutes and appoints each of Robert Colletti, Brent Friedman, Cherryl Walker and Lillian Vazquez, signing singly, the undersigned's true and lawful attorney-in-fact to:
(1)    execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Eclipsys Corporation (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;
(2)    do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
(3)    take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.
    The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.
    This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
    IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of April, 2003.

/s/ John S. Depierro
Signature

/s/ John S. Depierro
Printed Name